Sit U.S. Government Securities Fund (SNGVX)
Sit Quality Income Fund (SQIFX)
Sit Minnesota Tax-Free Income Fund (SMTFX)

Presentation to
Financial Planning Association of Minnesota

December 17, 2013

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Sit U.S. Government Securities Fund Historic NAV vs. 12-Month Distribution Rate

As of 11/30/13



Sit U.S. Gov't Securities Fund Historic NAV
12.0
11.0
10.0
9.0
NAV ($)
$11.05
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12



Sit U.S. Gov't Securities Fund 12-Month Distribution Rate
10.0
8.0
6.0
4.0
2.0
0.0
Yield (%)
0.89%
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

Sit Quality Income Fund Price Is Stable

As of November 30, 2013

30-Day SEC Yield: 1.02%
Average Quality: AAA
Duration: 0 Years



$10.25
$10.20
$10.15
$10.10
$10.05
$10.00
$9.95
$9.90
$9.85
$9.80
$9.75
Price per Share
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Sit Quality Income Fund Daily Share Price

Mutual Fund Comparison

As of November 30, 2013

	Sit U.S. Government Securities Fund	Sit Quality Income Fund
30-day SEC Yield	0.99%	1.02%
Duration Range	2 - 4 Years	0 - 2 Years
Average Quality	Agency	AAA
Sector Weighting Target/Range:		
Government	100%	50%
Agency MBS & Related	*80-95%*	*20-30%*
Treasuries	*5-20%*	*20-30%*
Non-Government	0%	50%
Corporates	*0%*	*20-30%*
Asset Backed Securities	*0%*	*20-30%*

Ultra-Short Competitor Comparison

Quarter Ending September 30, 2013

	30-Day SEC Yield	Duration
Sit Quality Income Fund	1.10%	0.30
Morningstar Universe Average	0.60%	0.74
Shortest Duration Fund	0.16%	0.07
Highest Yield Fund	2.60%	0.80

*The Sit Quality Income Fund's inception date was December 31, 2012. As of September 30, 2013, the Fund's 9-month total return is 0.35%.

Investment Philosophy, Objective and Strategy

- The Sit Quality Income Fund ("Fund") seeks high current income and safety of principal. The Fund seeks to achieve its objective by investing in debt securities issued by the U.S. Government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

- Fund managers search for securities providing relatively high current income relative to yields currently available in the market and with relatively stable price profiles. Considerations include their economic outlook and interest rate forecast, as well as their evaluation of a security's credit quality, yield, maturity, liquidity, and a security's sector. Managers attempt to maintain an average effective duration for the portfolio of approximately 0 to 2 years.

Ultra-Short Category NAV Comparison

As of December 10, 2013



$10.10
$10.05
$10.00
$9.95
$9.90
$9.85
$9.80
$9.75
Normalized NAV Change Year-to-Date
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
30-day SEC Yield as of 9/30/13
0.16%
1.10%
2.60%
Sit Quality Income Fund
Shortest Duration Fund
Highest Yield Fund

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

As of 11/30/13



Sit MN Tax-Free Income Fund Historic NAV
11.0
10.5
10.0
9.5
9.0
8.5
8.0
NAV ($)
$9.98
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12



Sit MN Tax-Free Income Fund 12-Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
Yield (%)
3.40%
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

Sit Minnesota Tax-Free Fund Quarterly and Annual Rates of Income Return (1)
(Income Return Rates are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1993				0.40*	0.40*
1994	1.30	1.40	1.38	1.48	5.41
1995	1.46	1.41	1.40	1.42	5.84
1996	1.39	1.41	1.45	1.39	5.60
1997	1.33	1.37	1.36	1.34	5.41
1998	1.27	1.25	1.27	1.23	5.04
1999	1.12	1.20	1.26	1.34	4.81
2000	1.35	1.32	1.37	1.31	5.37
2001	1.28	1.26	1.22	1.24	5.04
2002	1.13	1.21	1.16	1.17	4.71
2003	1.10	1.13	1.14	1.13	4.51

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2004	1.07	1.07	1.10	1.06	4.28
2005	1.09	1.06	1.00	1.00	4.17
2006	1.01	1.05	1.06	1.03	4.14
2007	1.04	1.05	1.05	1.07	4.16
2008	1.07	1.06	1.10	1.22	4.34
2009	1.29	1.23	1.20	1.11	5.21
2010	1.04	1.08	1.08	1.07	4.33
2011	1.12	1.17	1.10	1.06	4.53
2012	1.02	0.95	0.89	0.93	3.85
2013	0.82	0.87	1.01		2.65**

* Return is from 12/1/93 - 12/31/93.
** Return is from 1/1/13 - 09/30/13.

(1) Income Return rates were calculated by summing the quarterly dividend rates per share and dividing the sum by the NAV at the beginning of the quarter.

Sit Minnesota Tax-Free Income Fund (SMTFX)
November 30, 2013

		Federal Tax Rate			
30 - Day SEC Yield		28%	36.8%	38.8%	43.4%
4.23%	**Tax-Equivalent Yield***	**6.52%**	**7.42%**	**7.67%**	**8.29%**

* Assumes the maximum MN tax bracket of 9.85% and 3.8% net investment income surtax.

Please see the fund's 1-, 5- and 10- year total return figures on the next page.

Morningstar Short Government Funds – 11/30/13

Top Rated Short Government Funds	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	10 Year Return (%)	10 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Sit U.S. Government Securities	-2.04	93	3.36	11	3.86	2	2.10	1.54	1.40	1.4	AAA	0.80	826.2
Eaton Vance Government Obligations	-1.54	89	3.18	17	3.70	7	1.51	2.02	1.54	2.7	AAA	1.10	697.1
Loomis Sayles Ltd Term Govt	-0.50	51	3.98	4	3.56	8	2.23	1.72	1.10	2.3	AAA	0.87	669.6
Thornburg Limited-Term U.S. Gov't	-1.16	75	2.83	25	3.20	18	1.38	1.97	1.21	2.8	AAA	0.89	309.0
Vanguard Short-Term Federal	0.12	11	2.60	28	3.34	13	1.53	1.62	0.62	2.2	AAA	0.10	4,230.0

Morningstar MN Muni Funds – 11/30/13

Largest Minnesota Municipal Funds	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	10 Year Return (%)	10 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Sit MN Tax-Free Income	-3.86	46	7.14	18	4.09	23	1.40	4.95	4.23	5.8	BBB	0.80	349.4
Columbia MN Tax-Exempt - A Share	-3.77	42	6.61	25	4.01	25	1.31	4.92	3.04	8.7	BBB	0.82	413.7
Fidelity MN Municipal Income	-2.76	11	5.16	79	3.85	46	1.36	3.68	2.10	6.1	A	0.49	492.1
Delaware Tax-Free MN - A Share	-3.90	49	5.80	50	4.14	16	1.29	4.36	2.83	5.5	BBB	0.90	563.5
Franklin MN Tax-Free Inc - A Share	-4.70	78	5.48	65	3.99	30	1.19	4.48	2.38	5.1	AA	0.64	1,000.0

Please refer to the disclosure on page 11.

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.